IM Cannabis Completes First Import into Germany, Further Strengthens Distribution Network

  First shipment received into Germany from EU-GMP supply partner, allowing the Company to begin fulfilling purchase commitments for IMC-branded products

  Adjupharm adds Cansativa, Ilios and Farmako to its distribution network, platform now includes ten distributors

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; Glil Yam, Israel; and Bad Oldesloe, Germany - September 15, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), a multi-country operator in the medical cannabis sector with operations in Israel and across Europe, is pleased to announce the first shipment from its EU-GMP supply partner into Germany. The Company is also announcing three new distribution agreements signed by its German subsidiary Adjupharm GmbH ("Adjupharm"), bringing the total number of distributors in its German distribution network to ten.

"The German market is growing rapidly and we have executed on building an excellent foundation to distribute our proprietary products across the highly fragmented pharmacy channel. As we scale imports from our EU-GMP supply partners, we will continue to add new products and new formats for the German medical cannabis market to establish IMC as the favoured brand known for consistency and quality. Our vision for leadership in global medical cannabis is progressing well and we are on the right path to achieve this goal through a network of trusted partnerships that drive product volumes, brand recognition and shareholder value in the long-term," said Oren Shuster, CEO of IMC.

Expanding the German Distribution Platform

IMC has received the first commercial shipment of medical cannabis into Germany from its EU-GMP supply partner. The shipment has now been cleared by the German regulator and has been delivered to fulfill purchase commitments with ten distribution partners in Germany. These imports will be sold in Germany under the IMC brand.

IMC has also announced it has secured three new distribution agreements with additional partners in Germany that will sell IMC-branded cannabis (the "German Distribution Agreements"). All of the German Distribution Agreements include binding purchase commitments.

The German Distribution Agreements introduce the following distributors to IMC's existing German distribution network:

1. Cansativa GmbH ("Cansativa") - Cansativa was founded in 2017 and, through two EU-GMP and EU-GDP licensed facilities in Germany, it has sold over 50,000 units of medical cannabis products;

2. Ilios Sante GmbH ("Ilios") - Founded in 2018, Ilios is a EU-GDP certified wholesaler and importer of narcotics and pharmaceuticals, focusing on cannabinoids as an alternative medicine; and

3. Farmako GmbH ("Farmako") -  Farmako is a pharmaceutical wholesale based in Frankfurt. It was been distributing medical cannabis in Germany since March 2019 and is licensed to begin distribution operation in the U.K. Farmako is a subsidiary of AgraFlora Organics International Inc. (CSE:AGRA).

Through Adjupharm, IMC has binding purchase commitments for the sale of a total of 1,525kg of medical cannabis in Germany under existing purchase commitments, 823kg of which is expected to be delivered in 2020, both not including the German Distribution Agreements. Purchase commitments under the German Distribution Agreements are expected in the near term.

About IM Cannabis Corp.

IMC (CSE: IMCC) is a multi-country operator (MCO) in the medical cannabis sector headquartered in Israel and with operations across Europe. Over the past decade, IMC has built its brand as a provider of premium medical cannabis products in the Israeli market. The Company has also expanded its business to offer intellectual property related services to the medical cannabis industry based on proprietary processes and technologies it developed for the production of medical cannabis.

In Europe, IMC operate through a German-based subsidiary and EU-GMP certified medical cannabis distributor - Adjupharm GmbH. IMC's European presence is also augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors with the objective of capitalizing on the increased demand for medical cannabis products and bringing the IMC brand and its product portfolio to European patients.

As one of the world's medical cannabis pioneers, IMC partners with renowned academic institutions and scientists as well as allocates resources and investments for the development of innovative technologies to improve the lives and medical cannabis therapies outcomes of patients around the world.

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions.  Forward-looking information in this press release includes statements relating to the fulfilment of the Company's obligations under the German Distribution Agreements, the addition of new products and new formats for the German medical cannabis market, the strategic business plans of the Company and the expected delivery volumes under all previously announced sales and distribution agreements in Germany.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical cannabis market in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical in accordance with IFRS 10, Focus Medical maintaining its existing Israeli cultivation license and the expected decriminalization of cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the ability to resell imports to Germany under the IMC brand, the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company operates or intends to operate; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Company and Focus Medical with product to successfully fulfill previously announced sales agreements, distribution agreements and purchase commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; currency fluctuations; competition; and loss of key management and/or employees.

The forward-looking information contained herein are current as of the date of this press release. Except as required by law, the Company does not have any obligation to advise any person if it becomes aware of any inaccuracy in or omission from any forward-looking information, nor does it intend, or assume any obligation, to update or revise such forward-looking information to reflect new events or circumstances. Any and all forward-looking information included in this news release are expressly qualified by this cautionary statement, and except as otherwise indicated, are made as of the date of this press release.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca